03017065

NO ACT
PE 3.17.03
1-13340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2003

Bruno H. Eisner
8001 Via Fiore
Sarasota, FL 34238

Act	1934
Section	
Rule	14A-8
Public Availability	3/20/2003

Re: Mid Atlantic Medical Services, Inc.
Reconsideration request dated March 17, 2003

Dear Mr. Eisner:

This is in response to your letter dated March 17, 2003 concerning the shareholder proposal submitted to MAMSI by Bruno H. Eisner. On March 14, 2003, we issued our response expressing our informal view that MAMSI could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Sharon C. Pavlos
Secretary
Mid Atlantic Medical Services, Inc.
4 Taft Court
Rockville, MD 20850-5327

PROCESSED
MAR 26 2003
THOMSON
FINANCIAL

CR

Date: March 17,2003

To: Jennifer Bowes
Martin Dunn
202-942- 1911 (phone)
202-942-9528 (fax)

From Bruno H Eisner
941-921-4621 (phone)
941-9927-9296 (fax)

Re: Reconsideration of Mamsi share holder proposal

Number of pages 9

Jennifer - Would appreciate your sending the attachments to Martin Dunn as I do not have his Fax no. Thank you

Bruno H Eisner

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8001 Via Fiore
Sarasota Fl. 34238
March 17th 2003

Re: Office of Chief Counsel Div. of Corp Finance letter dated March 14 2003 on Mid Atlantis Medical Services, Inc. dividend proposal request

Dear Mr. Martin Dunn,

This letter is requesting reconsideration be given my proposal as a stockholder to have a dividend program added to Mamsi's 2003 proxy.

My reconsideration request is based on my July 18th 2002 letter which is attached and specifically requests on page 3 "Will Mamsi initiate a dividend policy? If there are no plans for such a policy, I would appreciate being apprised of the procedure and the submission date for this subject to appear on next year's stockholder's proxy as I plan to file if this recommendation is not approved."

Attached is Ms Pavlos' reply dated August 27 2003 which states "The Board will continue discussions with management regarding your proposals as it deems advisable and will provide you with an update when one is available"

My January 21 2003 attached letter states "After receiving no follow-up communique I called Sharon during the latter part of the week of January 5th and asked if the Board had made a decision - her reply - my suggestions were still being reviewed by the Board. I then inquired as to the cut -off date for filling to have my dividend request be included in this years proxy. I was informed that the cut -off date was Dec 3rd I inquired as to why I hadn't been so informed ? Sharon stated that if I took exception to her reply I should have inquired further. Also that the Dec 3rd date is listed in the annual report. My only reply was that if I knew the date why would I have posed the question."

Please note Ms Plavos Febuary 14th 2003 letter now states " The Board also discussed the merits of your proposal to adopt a dividend program. It was the consensus opinion of the Board at this time not to adopt such a program. ' I finally received a reply which should have been forth coming after my July 18th 2003 letter.

I strongly believe that Mamsi did not want this dividend proposal on this year's proxy and thus deliberately did not answer my cut-off date question in a timely manner. I also strongly believe Mamsi is at fault and would appreciate you reconsidering the current ruling by having Mamsi include this proposal in this years proxy. Corporations must be made to become more responsible, transparent and total ethical . Thank you for any consideration this request is given.

Sincerely,

Bruno H. Eisner

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8001 Via Fiore
Sarasota, FL 34238
July 18, 2002

The Board of Directors
MAMSI, Inc.
4 Taft Court
Rockville, MD 20850

To all Board Members:

Back in 1998, I forwarded a letter to each Board member outlining what I thought would improve Mamsi,s profitability and requesting the removal of the then chairman, G. Jochum.

The sine qua non for the success Mamsi,s current management has achieved was that they bit the bullet and discontinued an unprofitable product line - in this case, Medicare. Also, by executing outstanding customer satisfaction which resulted in Mamsi increasing market share thru enrollment growth and finally, obtaining price increases that more than offset cost increases. My previous letter stated there were only four ways to improve profits on the P&L: 1) increase volume (membership), (2)increase prices, (3) reduce cost (in the case of HMOS, actively contain cost)(4) change the mix by eliminating Medicare. Any company that can consistently show improvement in 2 or 3 of these areas will deliver outstanding results - thus Mamsi's outstanding accomplishments.

The reason for this letter besides my gratitude as a stock-holder for a job well done is because I believe there are a few areas that should be addressed by the board members.

(A) Options and dividends

Let me start by stating that without stockholders there would be no Company - stockholders are the owners of the Company. Also, that I have always been in favor of stock options for key managers because it helps align key managers with the stockholders'or owners' interests - but I am not in favor of the over-issuing of stock options. Currently, the board has been recommending options to key managers at a rate that is approximately 5% of the outstanding shares. Last year, Mamsi purchased over 2 millions shares but because more options from key managers were executed,Mamsi's earnings and the shareholders' equity were diluted. This year, if Mamsi were to purchase 2 million shares to offset the 2 million options approved by the Board for key managers it would require (if Mamsi's stock remains in the mid 30's) the entire amount of money Mamsi has projected, it will earn in 2002 which is totally unacceptable especially when one realizes Mamsi does not pay a dividend. Even if Mamsi were to purchase 2 million

As you know, the European International Accounting Board unanimously approved that companies treat stock options as an expense beginning in 2004. I am not in favor of this ruling as it will only dilute earnings for a second time, exercised options being the first dilution and both are non cash items. However, I am fairly certain the U.S. will follow especially if they continue in their attempts to establish similar standards between the U.S. and Europe.

Recently, Coca Cola, Washington Post, and Bank One announced that they will be expensing stock options -- Winn Dixie and Boeing have already.. GE's dilution is 2% while Intel and Microsoft are 25 and 24% respectively. The CFO of Intel stated yesterday that maybe the shareholders rather than the managers or the Board should determine what the dilution of the stock should be -- it's a valid point.

Consider this subject a headsup as it is very possible that one of the analysts will bring up the subject during your August 9 meeting i.e., how much of Mamsi's 2001 earnings would have been diluted if options were expensed?

(C)Full Prompt Disclosure.

Today's business climate requires all companies to attempt to build trust with its stockholders and the general public-trust is earned - one way is to make full prompt disclosures. If Mamsi was not going to meet management's quarterly projections, they would immediately make a warning statement yet when Mamsi knew that they would exceed management's projections no pro active announcement was forthcoming, Mamsi management knew in December or early January that their 2002 membership was going to jump dramatically yet the first announcement was during the February meeting of the year end results. It is quite obvious that this enrollment growth was already known by some (not insiders) as Mamsi's stock ran from the high teens in December to the 27-28 area(a 50% jump) just prior to the February announcement.

In June, your competitor, United Health made a pre-quarterly meeting announcement stating that their 2nd quarterly enrollment will exceed management's. That is my recommendation for Mamsi- a totally transparent projection.

In closing, I would appreciate receiving a reply on the following subjects:

Will Mamsi initiate a dividend policy? If there are no plans for such a policy, I would appreciate being apprised of the procedure and the submission date for this subject to appear on next year's stockholder's proxy as I plan to file if this recommendation is not approved.

What would have been the dilution if options had been expensed in 2001?

Thank you for the opportunity to express my thoughts and look forward to your reply - A Mamsi stockholder for over 15 years and a very happy one these past four years

Sincerely,

Bruno H. Eisner

shares, I believe there will be further dilutions for the current owners and this must be curtailed.

My proposals are as follows:

The current practice of giving options totaling 5% of the outstanding stocks each year to a privileged group should be reconsidered because it also appears you are establishing two classes of people at Mamsi. My recommendation is to reduce the options to 2% of the outstanding shares and initiate a dividend program amounting to 2½% of earnings. 40% of This will show that Mamsi is stockholder-oriented rather than what is perceived today. The cash that HMOs generate are not required for capital or R&D programs as manufacturing companies require in order to remain competitive. It should not be used exclusively to offset option grants to a few. The dividends are back in vogue and will bolster any company's stock, especially in this environment.

(2) Consider initiating a program similar to CSX which allows the individual who receives the stock option to sell only if they leave the company.

(B) Expensing stock options

As you know, the European International Accounting Board unanimously approved that companies treat stock options as an expense beginning in 2004. I am not in favor of this ruling as it will only dilute earnings for a second time, exercised options being the first dilution and both are non cash items. However, I am fairly certain the U.S. will follow especially if they continue in their attempts to establish similar standards between the U.S. and Europe.

Recently, Coca Cola, Washington Post, and Bank One announced that they will be expensing stock options -- Winn Dixie and Boeing have already.. GE's dilution is 2% while Intel and Microsoft are 25 and 24% respectively. The CFO of Intel stated yesterday that maybe the shareholders rather than the managers or the Board should determine what the dilution of the stock should be -- it's a valid point.

Consider this subject a headsup as it is very possible that one of the analysts will bring up the subject during your August 9 meeting i.e., how much of Mamsi's 2001 earnings would have been diluted if options were expensed?

(C) Full Prompt Disclosure.

Today's business climate requires all companies to attempt to build trust with its stockholders and the general public-trust is earned - one way is to make full prompt disclosures. If Mamsi was not going to meet management's quarterly projections, they would immediately make a warning statement

9

MAMSI

M.D. IPA OPTIMUM CHOICE MAMSI ALLIANCE PPO

REGISTERED MAIL/RETURN RECEIPT REQUESTED

February 14, 2003

Bruno H. Eisner
8001 Via Fiore
Sarasota, FL 34238

Dear Mr. Eisner:

Mid Atlantic Medical Services, Inc. (MAMSI) held its Board of Directors meeting on February 12, 2003. The Board did review and discuss your request that the timely filing deadline be waived such that your dividend proposal could be included in the 2003 proxy statement. The Board unanimously rejected that request.

The Board also discussed the merits of your proposal to adopt a dividend program. It was the consensus opinion of the Board at this time not to adopt such a program. The Board currently believes that its share repurchase program is more beneficial to shareholders due to the double taxation of corporate dividends. The Board did agree to revisit this issue from time to time, especially if the tax laws are changed.

On behalf of the Board of Directors, I want to thank you for your letter and your support as a shareholder of MAMSI.

Sincerely,

Sharon C. Pavlos
Secretary

4 Taft Court • Rockville, Maryland 20850-5327 • www.mamsi.com

6

MAMSI

M.D.IPA OPTIMUM CHOICE MAMSI ALLIANCE PPO

August 27, 2002

Bruno H. Eisner
8001 Via Fiore
Sarasota, FL 34238

Dear Mr. Eisner:

Your letter of July 18, 2002 was received by Mid Atlantic Medical Services, Inc. and distributed to our Board of Directors. The Board was pleased with your compliments as to the performance of the Company over the past three and half years. We believe that the Company is well managed and we look forward to opportunities to maximize growth in the future.

With regard to your proposals, the Board reviewed your letter at its meeting in August and entered into preliminary discussions with management. The Board will continue discussions with management regarding your proposals as it deems advisable and will provide you with an update when one is available.

On behalf of the Board of Directors, I want to thank you for your letter and for your support as a shareholder of MAMSI.

Sincerely,

Sharon C. Pavlos

Sharon C. Pavlos
Secretary

8001 Via Fiore
Sarasota FL. 34238
January 21, 2003

The Board of Directors
MAMSI, Inc
4 Taft Court Rockville, MD 20850
To all Board Members.

My July 28th letter to the Board had two questions (1) "Will MAMSI initiate a dividend policy? If there are no plans for such a policy, I would appreciate being apprised of the procedure and the submission date for the subject to appear on next year's stockholders proxy as I plan to file if this recommendation is not approved".(2) What would have been the dilution if options had been expensed in 2001?" I would also be interested in learning what the dilution for 2002 is as I have worked up two different earnings numbers depending on the two expense formulas companies are considering using".

Sharon Pavlos' letter of July 27th 2002 addressed the questions as followed "With regard to your proposals, the Board reviewed your letter at its meeting in August and entered into preliminary discussions with management. The Board will continue discussions with management regarding your proposals as it deems advisable and will provide you with an update when one is available".
After receiving no follow-up communique I called Sharon during the latter part of the week of January 5th and asked if the Board had made a decision - her reply -my suggestions were still being reviewed by the Board . I then inquired as to the cut-off date for filing to have my dividend request be included in this years proxy. I was informed that the cut-off date was Dec 3rd. I inquired as to why I hadn't been so informed? Sharon stated that if I took exception to her reply I should have inquired further. Also that the Dec 3rd date is listed in the annual report. My only reply was that if I knew the date why would I have posed the question.
Now that I am past the proxy submission date and my letter specifically requested same I'm asking the Board special consideration be given to have the following dividend question be added to this years proxy.

Proposal

"Have MAMSI Board approve a dividend program with a payout equal to at least 40% of the previous years earnings. Earnings are usually for(1) Dividends - MAMSI has not adopted this policy (2)Reduce debt - MAMSI has none (3) Capital programs - MAMSI is an HMO not a manufacturing Co. thus very limited capital needs (4) Acquisitions - MAMSI believes local HMOs are more efficient and effective than national HMO organizations. (5)Buy back Company stock - The last two years MAMSI has used almost the entire earnings posted for the years 2001 and 2002 and yet the number of outstanding shares have increased not decreased thus eroding earnings per share and stockholder value The entire

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earnings 2001and 2002 earnings have gone to the option holders not the long term share holders. Dividends will also force CEOs to become more shareholder conscious." .

It was obvious to me a couple of years ago that stockholders had to become more involved and more focused but I also still believe in that old Madison Ave. slogan "It's what's up front that counts". In other words only CEOs can make reform work. When George Jochum was chairman of the board at that time the board approved the re-pricing of shares that were under water . I'm pleased if what I heard is correct that Dr Groban will not be following this misguided management re-pricing scheme because my review indicates 7 of the current 13 board members were on the 1998 Jochum board.

I would appreciate hearing from the board regarding my requests.

Sincerely,

Bruno H. Eisner